November 21, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

Re:	Chico’s FAS, Inc.
Form 10-K for Fiscal Year Ended February 2, 2013
Filed March 20, 2013
File No.: 001-16435

Dear Ms. Jenkins:

We are in receipt of your letter dated November 13, 2013 setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), issued in connection with the Staff’s review of the Company’s Form 10-K for the fiscal year ended February 2, 2013 (the “Letter”).

The Company is currently preparing the Form 10-Q for the fiscal quarter ended November 2, 2013. While we anticipate filing prior to our required deadline of December 12, 2013, in order to accommodate the scheduling requirements related to the filing and allow the Company time to prepare a response, we respectfully request an extension to December 16, 2013 to respond to the Staff’s Letter.

Thank you for your consideration of the requested extension. If you have any questions or comments, please contact me at (239) 274-4947.

Sincerely,

/s/ Pamela K Knous

Pamela K Knous
Executive Vice President
Chief Financial Officer